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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                          SIGNAL APPAREL COMPANY, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     9460486
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Paul R. Greenwood
                             Walsh, Greenwood & Co.
                             One East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8400
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 9460486                                     Page 2 of  __ Pages
- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Walsh, Greenwood & Co. (IRS No. 13-2994695)
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS

               WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

               N/A
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
- --------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                  7,418,049
    NUMBER OF     --------------------------------------------------------------
      SHARES      8      SHARED VOTING POWER
   BENEFICIALLY                   0
     OWNED BY     --------------------------------------------------------------
       EACH       9      SOLE DISPOSITIVE POWER
    REPORTING                     7,418,049
      PERSON      --------------------------------------------------------------
       WITH       10     SHARED DISPOSITIVE POWER
                                  0

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,418,049
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|
               N/A
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               BD-PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 9460486                                       Page 3 of  __ Pages
- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Stephen Walsh
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|

- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

               N/A
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
- --------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                  7,418,049
    NUMBER OF     --------------------------------------------------------------
      SHARES      8      SHARED VOTING POWER
   BENEFICIALLY                   0
     OWNED BY     --------------------------------------------------------------
       EACH       9      SOLE DISPOSITIVE POWER
    REPORTING                     7,418,049
      PERSON      --------------------------------------------------------------
       WITH       10     SHARED DISPOSITIVE POWER
                                  0

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,418,049
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|
               N/A
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

- --------------------------------------------------------------------------------
                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 9460486                                       Page 4 of  __ Pages
- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Paul R. Greenwood
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|

- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

               N/A
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
- --------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                  7,418,049
    NUMBER OF     --------------------------------------------------------------
      SHARES      8      SHARED VOTING POWER
   BENEFICIALLY                   0
     OWNED BY     --------------------------------------------------------------
       EACH       9      SOLE DISPOSITIVE POWER
    REPORTING                     7,418,049
      PERSON      --------------------------------------------------------------
       WITH       10     SHARED DISPOSITIVE POWER
                                  0

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,418,049
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|
               N/A
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

- --------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 9460486                                      Page 5 of  __ Pages
- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WG Partners, L.P. (IRS No. 13-3518669)
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

               N/A
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                  2,700,149
    NUMBER OF     --------------------------------------------------------------
      SHARES      8           SHARED VOTING POWER
   BENEFICIALLY                            0
     OWNED BY     --------------------------------------------------------------
       EACH       9           SOLE DISPOSITIVE POWER
    REPORTING                         2,700,149
      PERSON      --------------------------------------------------------------
       WITH       10          SHARED DISPOSITIVE POWER
                                           0

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,418,049
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|
               N/A
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 9460486                                    Page 6 of  __ Pages
- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WG Trading Limited Partnership (IRS No. 52-1697237)
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                        (b) |X|
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

               N/A
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- --------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                                  3,454,600
    NUMBER OF     --------------------------------------------------------------
      SHARES      8      SHARED VOTING POWER
   BENEFICIALLY                   0
     OWNED BY     --------------------------------------------------------------
       EACH       9      SOLE DISPOSITIVE POWER
    REPORTING                     3,454,600
      PERSON      --------------------------------------------------------------
       WITH       10     SHARED DISPOSITIVE POWER
                                  0

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               77,418,049
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|
               N/A
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

Item 1. Security and Issuer

      Item 1 of the Schedule 13D is hereby restated in its entirety by substituting the following:

      This Amendment No. 8 ("Amendment No. 8") to the Schedule 13D originally filed by the Reporting Persons (as defined in the Schedule 13D, as hereinafter defined), with the Securities and Exchange Commission on February 1, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 filed on August 22, 1994, Amendment No. 2 filed on December 8, 1994, Amendment No. 3 filed on January 20, 1995, Amendment No. 4 filed on May 10, 1995, Amendment No. 5 filed on December 20, 1995, Amendment No. 6 filed on February 10, 1996 ("Amendment No. 6"), and Amendment No. 7 filed on April 11, 1996 ("Amendment No. 7") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Signal Apparel Company, Inc., an Indiana corporation (the "Issuer" or "Signal"), the principal executive offices of which are located at 537 Market Street, Suite 403, Chattanooga, Tennessee 37402. Unless otherwise indicated, all terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 2.  Identity and Background

      Item 2 of the Schedule 13D is hereby restated in its entirety by substituting the following:

      (a) This Statement is being filed by Walsh, Greenwood & Co., a New York limited partnership ("Walsh Greenwood"), Stephen Walsh ("Walsh"), Paul R. Greenwood ("Greenwood"), WG Trading Company Limited Partnership, a Delaware limited partnership ("WG Trading"), and WG Partners, L.P., a Delaware limited partnership ("WG Partners"). Walsh Greenwood, WG Trading and WG Partners are referred to herein collectively as the "Partnerships"; Walsh and Greenwood are referred to herein collectively as the "General Partners"; and the Partnerships and the General Partners are referred to herein collectively as the "Reporting Persons".

      (b-c)

      Walsh Greenwood

      Walsh Greenwood, a New York limited partnership, is a broker-dealer whose principal business consists of effecting transactions in securities for others and for its own account. The principal business address of Walsh Greenwood, which also serves as its principal office, is One East Putnam Avenue, Greenwich, Connecticut 06830. The Amended and Restated Agreement (the "Walsh Greenwood Partnership Agreement") provides that, with certain exceptions, the authority to make the management, operation and policy decisions of Walsh Greenwood is vested exclusively in its general partners and that all decisions as to the management, operation and policy of Walsh Greenwood shall be made by the vote of a majority in interest of the general partners. Notwithstanding the foregoing, any decision as to the purchase or sale of a security may be made by one general partner, so long as such transaction falls within policies established by a majority in interest of the general partners. Pursuant to

Instruction C to Schedule 13D of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to the General Partners of Walsh Greenwood is set forth herein.

      Walsh

      Walsh is a general partner of Walsh Greenwood and maintains a business address at 3333 New Hyde Part Road, North Hills, New York 11040.


      Greenwood


33511-1
                                                         1

      Greenwood is a general partner of Walsh Greenwood and maintains a business address at One East Putnam Avenue, Greenwich, Connecticut 06830.

      WG Trading

      WG Trading is a Delaware limited partnership created in October 1990. Its general partners are Walsh and Greenwood. WG Trading does not maintain a separate business address or office (other than the office of its registered agent in Delaware) and its operations are managed by Walsh and Greenwood at Walsh Greenwood's address.

      WG Partners

      WG partners is a Delaware limited partnership created in 1989. Its general partner is Walsh Greenwood. WG Partners does not maintain a separate business address or office (other than the office of its registered agent in Delaware) and its operations are managed by Walsh Greenwood at Walsh Greenwood's address.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

      (f) Each of the natural persons identified in this Schedule 13D is a citizen of the United States of America.


Item 3. Source and Amounts of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby restated in its entirety by substituting the following:

      Information concerning the acquisition of beneficial ownership of 4,115,749 shares of Common Stock by the Reporting Persons, as a group, has been reported in a Statement on Schedule 13D, as amended in amendments numbered 1 through 22 and heretofore filed on behalf of the Reporting Persons, together with certain other reporting persons named in such Statement, as a group. The relationship between such group consisting of the Reporting Persons and such other reporting persons was terminated effective December 31, 1993.

      Prior to January 25, 1994, Walsh Greenwood purchased 188,800 shares of Common Stock on behalf of certain investment managed accounts (the "Managed Accounts") controlled by Walsh Greenwood in which Walsh Greenwood has no pecuniary interest, WG Partners acquired 2,700,149 shares of Common Stock and WG Trading acquired 477,100 shares of Common Stock. All of the shares of Common Stock were purchased out of the working capital of each acquiring entity.

      The following narrative describes certain transactions affecting beneficial ownership of Common Stock by the Reporting Persons in connection with the consummation of the Restructuring Agreement (hereinafter defined) and the Settlement Agreement (hereinafter defined).

      Pursuant to a Restructuring Agreement, dated as of August 13, 1993 and executed on November 19, 1993, among the Issuer, FS Signal Associates partnership I ("FS Signal I") and Walsh Greenwood (the "Restructuring Agreement"), a copy of which is attached as Exhibit A, Walsh Greenwood, among other things, agreed on behalf of itself and its affiliates (including WG Partners and WG Trading) to cancel and extinguish certain warrants to acquire 500,000 shares of Common Stock (formerly Class A Common Stock) and the certain warrants to acquire 175,000 shares of Common Stock (formerly Class A Common Stock). In consideration thereof, Walsh Greenwood received a warrant to purchase 675,000 shares of Common Stock at an exercise price of $7.06 per share (the "WG 1993 Warrant"), a copy of the Warrant Certificate is attached as Exhibit B, which warrants are immediately exercisable. Walsh Greenwood designated WG Trading as its assignee to hold of record the WG 1993 Warrant. In addition, as described in the Restructuring Agreement, Walsh Greenwood agreed to cancel $7,500,000 of subordinated debt owed to it by the Issuer pursuant to a Credit Agreement, dated as of October 23, 1991 as amended, in exchange for 75 shares of the Issuer's newly created non-convertible Series B Preferred Stock, no par value (the "Series B Preferred Stock"), plus 1.969 additional shares upon cancellation of accrued interest under such subordinated debt. Further, in exchange for cancelling certain fees owed to Walsh Greenwood by the Issuer in the aggregate amount of $1,037,500 Walsh Greenwood received 10.375 shares of Series B Preferred Stock. Pursuant to the Restructuring Agreement, the Issuer has agreed to make available until September 30, 1995 up to 150 additional shares of Series A Preferred Stock for purchase by the Issuer's shareholders at a price of $100,000 per share.

      Pursuant to a Settlement Agreement, dated December 29, 1993 (the "Settlement Agreement"), a copy of which is attached as Exhibit C, Walsh Greenwood transferred ownership of 1,185,799 shares of Common Stock and 9.375 shares of Series B Preferred Stock (collectively, the "Settlement Transfer Shares") to FS Signal Associates Partnership II ("FS Signal II") in settlement of certain obligations of Walsh Greenwood and of Walsh and Greenwood as described in the Settlement Agreement. In connection therewith, pursuant to a Guarantee, Standby Commitment and Put Option Agreement, dated December 29, 1993 (the "Guarantee Agreement"), a copy of which is attached as Exhibit D, Walsh and Greenwood agreed to guarantee to FS Signal II a minimum value of $6,750,000 for the Settlement Transfer Shares. In addition, pursuant to the Guarantee Agreement, FS Signal II shall have the right to require Walsh and Greenwood (or either of them) to purchase the Settlement Transfer Shares on December 31, 1996.

      Pursuant to an Agreement dated as of June 21, 1994 among the Issuer, FS Signal I and Walsh Greenwood (the "Stock Exchange Agreement"), a copy of which is attached as Exhibit F, the Issuer, among other things, agreed to (i) create a new series designated as Series C Preferred Stock (the "Series C Preferred Stock"), and (ii) issue 70 shares of its Series C Preferred Stock to Walsh Greenwood in exchange for a $7,000,000 investment made in the Issuer by Walsh Greenwood. In addition, all of the holders of the existing Series B Preferred Stock agreed to exchange their shares of Series B Preferred Stock for shares of Series C Preferred Stock on a one-for-one basis. As a result, Walsh Greenwood exchanged the 77.969 shares of Series B Preferred Stock it held for 77.969 shares of Series C Preferred Stock.

      On October 1, 1994, Walsh Greenwood sold to WG Trading all of Walsh Greenwood's right, title and interest in and to 70 shares of Series C Preferred Stock owned by Walsh Greenwood in consideration for a payment form WG Trading to Walsh Greenwood of $7,000,000. As a result, Walsh Greenwood owns 77.969 shares of Series C Preferred Stock and WG Trading owns 70 shares of Series C Preferred Stock.

      Pursuant to a Credit Agreement, dated as of March 31, 1995 and executed on April 3, 1995, among the Issuer, The Shirt Shed, Inc. ("SSI"), American Marketing Works, Inc. ("AMW") and Walsh Greenwood (the "Credit Agreement") (the Issuer, SSI and AMW are referred to collectively herein as the "Company"), a copy of which is attached hereto as Exhibit H, Walsh Greenwood agreed, among other things, to lend the Issuer up to $15,000,000. The Issuer may borrow under the Credit Agreement (each borrowing a "Loan") during the term of the Credit Agreement on any business day upon two business days' notice to Walsh Greenwood.

      Pursuant to the Credit Agreement, in consideration of Walsh Greenwood's agreement to make the Loans, Walsh Greenwood received the following warrants:
(i) warrants to purchase 1,500,000 shares of Common Stock at an exercise price of $2.25 per share (the "Fixed Rate Warrants"), which Warrants will vest and become exercisable at the rate of 100,000 Warrants for each $1,000,000 in Loans borrowed by the Issuer and (ii) warrants to purchase 1,500,000 shares of Common Stock at an exercise price equal to a 25% discount to the twenty day average trading price in December, 1996 (the "Discount Rate Warrants"), which Warrants vested on April 3, 1995 upon the execution of the Credit Agreement and the agreement by Walsh Greenwood to make the Loans, and which will be exercisable during a period of three years commencing January 1, 1997. Copies of the warrant certificates representing the Fixed Rate Warrants and the Discount Rate Warrants are attached hereto as Exhibit I and Exhibit J, respectively.

      As of April 30, 1995, the Issuer had drawn $11,000,000 under the Credit

Agreement from Walsh Greenwood, thus causing 1,100,000 of the Fixed Rate Warrants to vest and become immediately exercisable. The remaining $4,000,000 available to the Issuer under the Credit Agreement may be drawn by the Issuer on two days' notice to Walsh Greenwood by the Issuer. If such remaining amount is drawn in full, all of the then unexercisable Fixed Rate Warrants would vest, resulting in the immediate exercisability of all 1,500,000 Fixed Rate Warrants.

      In connection with the purchase of thirty shares of the Issuer's Series C Preferred Stock by WG Trading on January 5, 1995, WG Trading received a warrant certificate for 300,000 shares of Common Stock (the "Pfd. C Warrant"), a copy of which is attached hereto as Exhibit L.

      Pursuant to a First Amendment to Credit Agreement, dated as of August 10, 1995 (the "First Amendment to Credit Agreement"), among the Issuer, The Shirt Shed, Inc., American Marketing Works, Inc. and Walsh Greenwood, a copy of which is attached hereto as Exhibit M, Walsh Greenwood agreed, among other things, to increase the maximum principal amount of Loans available to the Issuer to $20, 000,000. In consideration of Walsh Greenwood's agreement to make such additional Loans, Walsh Greenwood received the following: (i) a warrant certificate for an additional 500,000 Fixed Rate Warrants, a copy of which is attached hereto as Exhibit N, and (ii) a warrant certificate for an additional 500,000 Discount Rate Warrants, a copy of which is attached hereto as Exhibit C. As a result, Walsh Greenwood held a total of 2,000,000 Fixed Rate Warrants and a total of 2,000,000 Discount Rate Warrants.

      As previously reported, Walsh Greenwood transferred all its right, title and interest in the WG 1993 Warrant to WG Trading. A copy of the Warrant Certificate for the WG 1993 Warrant transferred to WG Trading is attached hereto as Exhibit P.

      Pursuant to an Assignment of Credit Agreement and Assignment of Note, dated December 1, 1995, a copy of which is attached hereto as Exhibit O, Walsh Greenwood transferred all its right, title and interest in the 2,000,000 Fixed Rate Warrants and the 2,000,000 Discount Rate Warrants to WG Trading. Copies of the Warrant Certificates for 1,500,000 and 500,000 Fixed Rate Warrants transferred to WG Trading are attached hereto as Exhibit R and Exhibit S, respectively. Copies of the Warrant Certificates for 1,500,000 and 500,000 Discount Rate Warrants are attached hereto as Exhibit T and Exhibit U, respectively.

      The 2,500 shares of common Stock purchased by WG Trading as indicated in
Item 5(c) were purchased for a total of $9,262.50 from WG Trading's working capital.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby restated in its entirety by substituting the following:

      The purchases described herein were made by the Reporting Persons solely for investment purposes. Except as otherwise described below or in Item 3 above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present Board or management of the Issuer; any other material change in the Issuer's business or corporate structure or its present capitalization or dividend policy; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or any other similar action.

      The Reporting Persons have advised the Issuer that they intend to purchase additional shares of Common Stock in the open market, from time to time, as market conditions warrant.

      Notwithstanding anything contained herein, the Reporting Persons reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4.

      Walsh Greenwood entered into the Credit Agreement described herein and agreed to make the Loans provided for therein to provide the Issuer with cash to use for its working capital funds.

      Walsh Greenwood entered into the First Amendment to Credit Agreement described herein and agreed to make the additional Loans provided for therein to provide the Issuer with additional cash to use for its working capital funds.

      The purchases described herein were made by the Reporting Persons solely for investment purposes.

      The purchases described in Item 5(c) of this Amendment No. 8 were made solely for investment purposes.

Item 5. Interest in Securities of the Issuer.

      Item 5(a) of the Schedule 13D is hereby restated in its entirety by substituting the following:

      (a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 7,418,049 shares of Common Stock(1), constituting approximately 51.2% of the

- --------
      (1) Such 7,418,049 shares of Common Stock consist of (i) 2,700,149 shares of Common Stock directly owned by WG Partners; (ii) 1,263,300 shares of Common Stock owned directly by Walsh Greenwood (all of which are held in the Managed Accounts); (iii) 2,000,000 shares of Common Stock issuable upon exercise of the Fixed Rate Warrants held by WG Trading; (iv) 675,000 shares of Common Stock issuable upon exercise of the WG 1993 Warrant held by WG Trading; (v) 479,600 shares of Common Stock owned directly by WG Trading; and (vi) 300,000 shares of Common Stock issuable upon exercise of the Pfd. C

14,477,402 shares of Common Stock which were outstanding as of March 29, 1996 as reported by the Issuer to the Reporting Persons(2).

      As of the date hereof, Walsh Greenwood, and Walsh and Greenwood, individually, may be deemed to beneficially own 7,418,049 shares of Common Stock(3), constituting approximately 51.2% of the 14,477,402 shares of Common Stock outstanding(4).

      As of the date hereof, WG Partners is the beneficial owner of 2,700,149 shares of Common Stock, constituting approximately 23.5% of the 11,502,402 shares of Common Stock outstanding.

      As of the date hereof, WG Trading is the beneficial owner of 3,454,600 shares of Common Stock(5), constituting approximately 23.8% of the 14,477,402 shares of Common Stock outstanding(6).

- --------
Warrant held by WG Trading. Walsh Greenwood, Walsh, Greenwood, WG Partners and WG Trading disclaim beneficial ownership of the other Reporting Persons' shares and such other Reporting Persons disclaim beneficial ownership of their shares.

      (2) 675,000, 2,000,000 and 300,000 shares of Common Stock are added to the 11,502,402 shares of Common Stock reported by the Issuer as outstanding as of March 29, 1996 in order to reflect the assumed exercise of the WG 1993 Warrant, the Fixed Rate Warrants and the Pfd. C Warrant respectively, which are exercisable within 60 days.

      (3) Such 7,418,049 shares of Common Stock consists of (i) 2,700,149 shares of Common Stock directly owned by WG Partners; (ii) 1,263,300 shares of Common Stock directly owned by Walsh Greenwood (all of which are held in the Managed Accounts); (iii) 2,000,000 shares of Common Stock owned by WG Trading pursuant to the Fixed Rate Warrants; (iv) 675,000 shares of Common Stock owned by WG Trading pursuant to the WG 1993 Warrant; (v) 479,600 shares of Common Stock directly owned by WG Trading; and (vi) 300,000 shares of Common Stock owned by the WG Trading pursuant to the Pfd. C Warrant.

      (4) 675,000, 2,000,000 and 300,000 shares are added to the 11,502,402 shares of Common Stock reported by the Issuer as outstanding as of March 29, 1996 in order to reflect the assumed exercise of the WG 1993 Warrant, the Fixed Rate Warrants and the Pfd. C Warrant respectively, which are exercisable within 60 days.

      (5) Such 3,454,600 shares consists of the 479,600 shares of Common Stock directly owned by WG Trading, the 675,000 WG 1993 Warrant Shares, the 2,000,000 Fixed Rate Warrants Shares and the 300,000 Pfd. C Warrant Shares.

      (6) 675,000, 2,000,000 and 300,000 shares are added to the 11,502,402 shares of Common Stock reported by the Issuer as outstanding as of March 29, 1996 in order to reflect the assumed exercise of the WG 1993 Warrant, the Fixed Rate Warrants and the Pfd. C Warrant respectively, which are exercisable within 60 days.

      Item 5(b) of the Schedule 13D is hereby restated in its entirety by substituting the following:

      (b) Walsh Greenwood has the sole power to vote and dispose of the 1,263,300 shares of Common Stock it directly owns, (which shares are held by Walsh Greenwood on behalf of the Managed Accounts over which Walsh Greenwood has the power to vote and dispose of but does not have a pecuniary interest therein). WG Trading has the sole power to vote and dispose of (i) the 479,600 shares of Common Stock it directly owns, (ii) the 675,000 shares of Common Stock owned by it directly pursuant to the WG 1993 Warrant upon exercise thereof, which power is exercisable by its general partners Walsh and Greenwood, (iii) the 2,000,000 shares of Common Stock owned by it directly pursuant to the Fixed Rate Warrants upon exercise thereof, which power is exercisable by its general partners Walsh and Greenwood, and (iv) the 300,000 shares of Common Stock owned by it directly pursuant to the Pfd. C Warrant upon exercise thereof, which power is exercisable by its general partners Walsh and Greenwood. WG Partners has the sole power to vote and dispose of the 2,700,149 shares of Common Stock owned by it directly, which power is exercisable by its sole general partner Walsh Greenwood. Each of Walsh and Greenwood, in his capacity as a general partner of Walsh Greenwood and WG Trading, would share in the power to vote and direct the disposition of the shares of Common Stock owned by each of Walsh Greenwood, WG Trading and WG Partners.

      Item 5(c) of the Schedule 13D is hereby restated in its entirety by substituting the following:

      (c) Since the filing of Amendment No. 7 to the Schedule 13D, the following purchases of Common Stock have been effected by WG Trading all in open market transactions:

        DATE                       NO. OF SHARES                       PRICE
        ----                       -------------                       -----
        9/9/96                          1000                           $3.625
        9/9/96                           800                           $3.750
        9/12/96                          600                           $3.750
        9/12/96                          100                           $3.875

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby restated in its entirety by substituting the following:

         In addition to the information set forth in Item 3 above, the Reporting Persons have the contracts, arrangements, understandings and relationships with respect to securities of the Issuer which are set forth below.

         Pursuant to the 1995 Restructuring Agreement (as defined below), FS Signal II agreed to transfer up to $3,375,000 in face value of shares of the Series C Preferred Stock owned by it to Walsh Greenwood, to be used solely by Walsh Greenwood for the payment of the exercise price stipulated in the Fixed Rate Warrants and the Discount Rate Warrants.

         In connection with the Credit Agreement and Walsh Greenwood's agreement to make the Loans, the Issuer, WG Trading, Walsh Greenwood, FS Signal I and FS Signal II entered into an agreement, dated as of March 31, 1995 and executed on

April 3, 1995 (the "1995 Restructuring Agreement"), a copy of which is attached hereto as Exhibit K. Pursuant to the 1995 Restructuring Agreement, Walsh Greenwood agreed, among other things, to grant the Issuer the right, upon payment in full by the Issuer of the Loans and the satisfaction by a subsidiary of the Issuer of a $6,500,000 obligation which has been guaranteed by the Issuer, to redeem on or before June 30, 1998 all of the then outstanding Series C Preferred Stock in exchange for shares of Common Stock priced at $7.00 per share, subject to certain conditions.

      Pursuant to an Agreement of Loan Transfer, dated as of August , 1996 (the "Agreement of Loan Transfer"), among NationsCredit Commercial Corporation, formerly known as Greyrock Capital Group Inc. ("NationsCredit"), and WG Trading, a copy of which is attached hereto as Exhibit V, WG Trading agreed to buy NationsCredit's interest as agent and lender under (i) the Credit Agreement, dated as of February 16, 1993, between American Marketing Works, Inc. and NationsCredit, a copy of which is attached hereto as Exhibit W, and (ii) the Intercreditor

Agreement, dated as of March 31, 1995, among BNY Financial Corporation, NationsCredit, as agent, Walsh Greenwood, Issuer, and The Shirt Shed, Inc.,a copy of which is attached hereto as Exhibit X. WG Trading shall pay to NationsCredit $500,000 in cash and deliver a promissory note in the principal amount of $500,000, of which $250,000 is payable on October 15, 1996 and $250,000 is payable on December 16, 1996, a copy of the form of which is attached hereto as Exhibit Y. NationsCredit will deliver to WG Trading an Assignment of Interest, a copy of the form of which is attached hereto as Exhibit Z.

Item 7. Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is hereby restated in its entirety by substituting the following:

         Exhibit A. Restructuring Agreement by and among the Issuer, FS Signal and Walsh Greenwood.

         Exhibit B. Warrant Certificate for 675,000 shares of Common Stock of the Issuer, issued to Walsh Greenwood in connection with the Restructuring Agreement.

         Exhibit C. Settlement Agreement by and among Walsh, Greenwood, Walsh Greenwood, FS Signal II, the Ruby Trust, Topaz Trust and the Comet Trust.

         Exhibit D. Guarantee, Standby Commitment and Put Option Agreement by and among Walsh, Greenwood, Walsh Greenwood, FS Signal II, the Ruby Trust, Topaz Trust and the Comet Trust.


         Exhibit E. Joint Filing Agreement and Power of Attorney.

         Exhibit F. Agreement, dated June 21, 1994, by and among the Issuer, FS Signal I and Walsh Greenwood.

         Exhibit G. Press Release of the Issuer issued on November 23, 1994.

         Exhibit H. Credit Agreement dated as of March 31, 1995 among the Issuer, The Shirt Shed, Inc., American Marketing Works, Inc. and Walsh Greenwood.

         Exhibit I. Warrant Certificate for 1,500,000 shares of Common Stock of the Issuer, issued to Walsh Greenwood in connection with the Fixed Rate Warrants granted pursuant to the Credit Agreement.

         Exhibit J. Warrant Certificate for 1,500,000 shares of Common Stock of the Issuer, issued to Walsh Greenwood in connection with the Discount Rate Warrants granted pursuant to the Credit Agreement.

         Exhibit K. Agreement dated as of March 31, 1995 between the Issuer, WG Trading, Walsh Greenwood, FS Signal I and FS Signal II.

         Exhibit L. Warrant Certificate for 300,000 shares of Common Stock of the Issuer, issued to WG Trading in connection with the Purchase of 30 shares of the Issuer's Series C Preferred Stock.

         Exhibit M. First Amendment to Credit Agreement dated as of August 10, 1995 among the Issuer, The Shirt Shed, Inc., American Marketing Works, Inc. and Walsh Greenwood.

         Exhibit N. Warrant Certificate for 500,000 shares of Common Stock of the Issuer, issued to Walsh Greenwood in connection with the additional 500,000 Fixed Rate Warrants granted pursuant to the First Amendment to Credit Agreement.

         Exhibit O. Warrant Certificate for 500,000 shares of Common Stock of the Issuer, issued to Walsh Greenwood in connection with the additional 500,000 Discount Rate Warrants granted pursuant to the First Amendment to Credit Agreement.

         Exhibit P. Warrant Certificate for the WG 1993 Warrant issued to WG Trading in connection with the assignment of the WG 1993 Warrant by Walsh Greenwood to WG Trading.

         Exhibit Q. Assignment of Credit Agreement and Assignment of Note, dated as of December 1, 1995 by Walsh Greenwood to WG Trading.

         Exhibit R. Warrant Certificate for 1,500,000 Fixed Rate Warrants issued to WG Trading in connection with the Assignment of Credit Agreement and Assignment of Note.

         Exhibit S. Warrant Certificate for 500,000 Fixed Rate Warrants issued to WG Trading in connection with the Assignment of Credit Agreement and Assignment of Note.

         Exhibit T. Warrant Certificate for 1,500,000 Discount Rate Warrants

issued to WG Trading in connection with the Assignment of Credit Agreement and Assignment of Note.

         Exhibit U. Warrant Certificate for 500,000 Discount Rate Warrants issued to WG Trading in connection with the Assignment of Credit Agreement and Assignment of Note.

         Exhibit V. Agreement of Loan Transfer, dated as of August __, 1996, among NationsCredit and WG Trading.

         Exhibit W. Credit Agreement, dated as of February 16, 1993, between American Marketing Works, Inc. and NationsCredit.

         Exhibit X. Intercreditor Agreement, dated as of March 31, 1995, among BNY Financial Corporation, NationsCredit, as agent, Walsh Greenwood, Issuer, and The Shirt Shed, Inc.

         Exhibit Y. Form of Promissory Note for $500,000 from WG Trading to NationsCredit.

         Exhibit Z. Assignment of Interest, dated as of August __, 1996, between NationsCredit and WG Trading.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Paul R. Greenwood
                                        ________________________________________
                                        Paul R. Greenwood, on his own behalf and
                                        as attorney-in-fact for each of the
                                        other Reporting Persons named in this
                                        Amendment

Dated: September 26, 1996